EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratios)
Unaudited

	Three months ended June 30,				Six months ended June 30,

	2009		2008 as adjusted (3)(4)		2009		2008 as adjusted (3)(4)

Income from continuing operations before income taxes	$72,411	(1)	$53,103	(1)	$134,253	(1)	$99,096	(1)
Add fixed charges:
Interest expense, excluding amortization of discount on convertible notes	28,699		33,891		58,162		68,901
Amortization of discount on convertible notes (5)	6,927		6,421		13,724		12,721
Amortization of debt expense	1,076		1,802		2,900		3,605
Interest portion of rent expense	5,195		6,374		11,663		12,490

Adjusted income	$114,308		$101,591		$220,702		$196,813

Fixed charges:
Interest expense, excluding amortization of discount on convertible notes	$28,699		$33,891		$58,162		$68,901
Amortization of discount on convertible notes (5)	6,927		6,421		13,724		12,721
Amortization of debt expense	1,076		1,802		2,900		3,605
Interest portion of rent expense	5,195		6,374		11,663		12,490

Fixed charges	$41,897		$48,488		$86,449		$97,717

Ratio of earnings to fixed charges(2)	2.7	x	2.1	x	2.6	x	2.0	x

(1) Income from continuing operations before income taxes includes certain special items and accounting change impacts (pretax), including the following (as further discussed in the Management’s Discussion and Analysis at Part I, Item 2 of this Filing):

	Three months ended June 30,		Six months ended June 30,

	2009	2008	2009	2008

Restructuring and other related charges (a)	$5,883	$10,784	$12,800	$17,232
Litigation and other related professional fees (b)	28,357	16,022	70,022	37,664
Heartland repack matters (b)	1,196	1,740	3,189	3,633
Acquisition and other related costs (c)	2,011	—	2,850	—

(a)	See the “Restructuring and Other Related Charges” note of the Notes to the Consolidated Financial Statements at Part I, Item 1 of this filing.

(b)	See the “Commitments and Contingencies” note of the Notes to the Consolidated Financial Statements at Part I, Item 1 of this filing.

(c)	See the “Acquisitions” note of the Notes to the Consolidated Financial Statements at Part I, Item 1 of this filing.

(2) The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(3) Effective January 1, 2009, Omnicare adopted the provisions of Financial Accounting Standards Board Staff Position No. APB14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash Upon Conversion (Including Partial Cash Settlement)”. Financial statements for 2008 and prior periods have been restated for this change in accounting.

(4) As discussed elsewhere herein, during the second quarter of 2009, the Company commenced activities to divest certain non-core businesses within its pharmacy services segment. The financial results have been revised to reflect such businesses as discontinued operations.

(5) See the “Debt” note of the Notes to Consolidated Financial Statements at Part I, Item 1 of this filing.